Filed Pursuant To Rule 433

Registration No. 333-275079

March 8, 2024

KTNV (TV): The Morning Blend with John Hoffman

SPEAKER #1: Investing in bitcoin can seem daunting. but John Hoffman at Grayscale Investments says new exchange traded funds, or ETFs, are putting the digital currency within reach.

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Yeah. so the ETF makes it simple, easy, convenient to buy and invest directly through your brokerage account. That's kind of a predominant driver. Buying bitcoin on your own, you have to safe, keep it in a digital wallet, on a hard drive, a thumb drive, you have to keep that digital asset safe, and so the ETF does that for you. And again, does it in a very simple and easy way, so that you can invest directly through your brokerage account.

SPEAKER #1: Hoffman explains how Grayscale Bitcoin Trust ETF can help diversify any investment portfolio.

HOFFMAN: It is the world's largest crypto currency fund in the world. It's been tracking bitcoin really, really well, and it has been very popular -- it’s traded over 700 million dollars a day on average since uplisting this year.

SPEAKER #1: Learn more and start your crypto investment journey at grayscale.com

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.